RG RESOURCE TECHNOLOGIES, INC.

REVIEWED FINANCIAL STATEMENTS

DECEMBER 31, 2019

RG RESOURCE TECHNOLOGIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2019

SHAVELL & COMPANY, P.A.
Certified Public Accountants and Consultants
7900 Glades Road, Suite 360, Boca Raton, FL 33434
Ph (561) 997-7242 Fax (561) 997-7262
info@shavell.net • www.shavell.net

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders
RG Resource Technologies, Inc.
Oxford, MI

We have reviewed the accompanying financial statements of RG Resource Technologies, Inc. an S-Corporation (the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Supplementary Information

The supplementary information included on page 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information is the representation of management. We have reviewed the information and based on our review, we are not aware of any material modifications that should be made to the information in order for it to be in accordance with accounting principles generally accepted in the United States of America. We have not audited the information and, accordingly, do not express an opinion on such information.

Emphasis of Matter Regarding Going Concern

As discussed in Note 12, the Company has suffered a loss from operations and has a net stockholders' deficiency. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 12. Our conclusion is not modified with respect to this matter.

Shavell & Company, P.A.

Boca Raton, Florida
January 13, 2021

RG RESOURCE TECHNOLOGIES, INC.
BALANCE SHEET
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS		
Cash	$	46,848
Accounts Receivable, Net		10,308
Inventory		128,991
Prepaid Expenses and Other Current Assets		4,020
Total Current Assets		190,167
PROPERTY AND EQUIPMENT, NET		12,024
INTANGIBLE, NET		177,044
DEPOSITS		7,630
	$	386,865

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES		
Accounts Payable	$	20,659
Accrued Expenses		17,614
Loans Payable, Stockholder		6,040,550
Notes Payable		1,894,016
Total Current Liabilities		7,972,839
STOCKHOLDERS' DEFICIT		
Common Stock - No Par Value, 100 Shares		
Authorized; 100 Shares Issued and Outstanding		-
Accumulated Deficit		(7,585,974)
		(7,585,974)
	$	386,865

RG RESOURCE TECHNOLOGIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

	AMOUNT
SALES	$ 184,422
COST OF SALES	113,719
Gross Profit	70,703
GENERAL AND ADMINISTRATIVE EXPENSES	1,241,560
Loss from Operations	(1,170,857)
OTHER INCOME (EXPENSE):	
Interest Expense	(2,251)
Other Expense	(630)
Total Other Income (Expense)	(2,881)
Net Loss	$ (1,173,738)

RG RESOURCE TECHNOLOGIES, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Accumulated Deficit	Total
Balance - December 31, 2018	$ -	$ (6,412,236)	$ (6,412,236)
Net Loss	-	(1,173,738)	(1,173,738)
Balance - December 31, 2019	$ -	$ (7,585,974)	$ (7,585,974)

RG RESOURCE TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (1,173,738)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Depreciation and Amortization	17,274
Changes in Assets and Liabilities:	
(Increase) Decrease in:	
Accounts Receivable, Net	8,591
Inventory	294,126
Prepaid Expenses and Other Current Assets	86,243
Deposits	(2,630)
Increase (Decrease) in:	
Accounts Payable and Accrued Expenses	(107,446)
Net Cash Used in Operating Activities	(877,580)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Property & Equipment	(11,560)
Net Cash Used in Investing Activities	(11,560)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of Notes Payable	(12,000)
Loan Payable, Stockholder, Net	922,184
Net Cash Provided by Financing Activities	910,184
Increase in Cash	21,044
Cash:	
Beginning	25,804
Ending	$ 46,848
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Interest	$ 2,251

NOTE 1:   **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Business Activity

RG Resource Technologies, Inc. (the "Company") was incorporated in the State of Michigan in 2016. The Company manufactures and sells insulated solar panels that can simultaneously produce both electricity and heat.

Transition - Modified Retrospective Method:

The Financial Accounting Standards Board ("FASB") issued new guidance that created Topic 606, *Revenue from Contracts with Customers*, in the Accounting Standards Codification ("ASC"). Topic 606 supersedes the revenue recognition requirements in FASB ASC 605, *Revenue Recognition*, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The new guidance also added Subtopic 340-40, *Other Assets and Deferred Costs - Contracts with Customers*, to the ASC to require the deferral of incremental costs of obtaining a contract with a customer. Collectively, the Company refers to the new Topic 606 and Subtopic 340-40 as the "new guidance."

The Company adopted the requirements of the new guidance as of January 1, 2019, utilizing the Modified Retrospective Method of transition. Adoption of the new guidance resulted in changes to accounting policies for revenue and cost recognition, previously described. The difference to revenue and cost recognition-related account balances at January 1, 2019, under the new guidance as compared to the prior revenue recognition guidance was determined to be immaterial. Accordingly, no adjustment to beginning accumulated deficit was deemed necessary.

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES FOLLOWS:

Revenue Recognition

The Company utilizes the accrual basis, which recognizes revenue upon the delivery of its product.

Cash

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2019.

NOTE 1:   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

Costs of advertising are expensed as incurred and amounted to $7,528 during the year ended December 31, 2019.

Accounts Receivable, Net

Accounts receivables are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as income when received. Bad debt expense was $9,726 for the year ended December 31, 2019.

Inventories

Inventories are carried at the lower of cost (measured using the average cost method) or market.

Property and Equipment, Net

Property and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Expenditures for major renewal and betterments that extend the useful lives of the property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Impairment of Long-Lived Assets

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factor considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment as of December 31, 2019.

Intangible Assets, Net

Intangible assets consist primarily of the costs of acquiring patents and are amortized using the straight-line method over fifteen years.

NOTE 1:   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Generally Accepted Accounting Principles ("GAAP") under ASC 740-10 *Accounting for Uncertainty in Income Taxes*, prescribes a comprehensive model for how an organization should measure, recognize, present, and disclose in its financial statements uncertain tax positions that an organization has taken or expects to take on a tax return.

While the Company is not taxed for federal and state income tax purposes (See Note 9), the Company's policy is to evaluate and review its tax positions on an ongoing basis to ensure compliance with the applicable provisions of the Internal Revenue Code ("IRC").

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development

Research and development costs are charged to operations when incurred and are including in general and administrative expenses. The amount charged in 2019 was $500,997.

Compensated Absences

Employees of the Company are entitled to paid vacation and paid sick days, depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when those amounts are paid to employees.

Recent Accounting Pronouncement

In February 2016, FASB issued Accounting Standards Update ("ASU") 2016-02, *Leases.* This guidance provides transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. For non-public companies, ASU 2016-02 is effective for fiscal year-end 2022. Management is currently evaluating the impact that adoption of the standard will have on the Company's financial statements.

NOTE 2: **INVENTORIES**

Inventories consist of the following as of December 31, 2019:

Raw Materials	$	128,991
Finished Goods		-
	$	128,991

NOTE 3: **PROPERTY AND EQUIPMENT, NET**

Property and Equipment consists of the following as of December 31, 2019:

	Life in Years		
Machinery and Equipment	7	$	1,510,758
Computers and Software	3-5		15,857
Furniture and Fixtures	7		2,240
			1,528,855
Less: Accumulated Depreciation			(1,516,831)
		$	12,024

For the year ended December 31, 2019, depreciation expense was $2,899.

NOTE 4: **INTANGIBLES, NET**

Intangibles consist of the following as of December 31, 2019:

	Life in Years		
Patents	15	$	226,220
Less: Accumulated Amortization			(49,176)
		$	177,044

For the year ended December 31, 2019 amortization expense was $14,375.

NOTE 5: **NOTES PAYABLE**

As of December 31, 2019, the Company has notes payable to three separate entities, totaling $1,894,016. These notes are secured by all the assets of the Company and bear interest at rates ranging from 0% to 10% annually. These notes are subject to certain financial covenants. As of December 31, 2019, the Company is not in compliance with the financial covenants.

NOTE 6:   LEASE

The Company has an agreement to lease office space under a non-cancellable operating lease expiring March 31, 2021. The lease requires payment of a base rental rate plus an additional amount determined annually for common area maintenance and improvements.

The following is a schedule of future minimum rental payments required under the above non-cancellable operating lease as of December 31, 2019:

For the Year Ending December 31,		
2020	$	60,000
2021		15,000
	$	75,000

For the year ended December 31, 2019, rental expense pertaining to the non-cancelable operating lease was $60,000.

NOTE 7:   RELATED PARTY TRANSACTIONS

As of December 31, 2019, the Company has loans payable to the majority stockholder totaling $6,040,550. These loans are unsecured, do not bear interest, and are due on December 31, 2024.

NOTE 8:   CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially expose the Company to credit risk consist primarily of cash, accounts receivable, account payable, and accrued expenses.

The Company maintains cash balances at one financial institution. The accounts at this institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. In the normal course of business, the Company may have deposits that exceed the insured limits. The Company has not experienced any losses to date as a result of this policy.

NOTE 9:   INCOME TAXES

The Company has elected S-Corporation status under the provisions of the IRC, which provide that, in lieu of corporation income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes is reflected in these financial statements (See Note 1).

GAAP requires a company to recognize the financial statement effect of a tax position when it is more likely than not (defined as a substantial likelihood of more than 50%), based on the technical merits of the position, that the position will be sustained upon examination.

NOTE 9: INCOME TAXES (CONTINUED)

A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements based upon the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The inability of the Company to determine that a tax position meets the more likely than not recognition threshold does not mean that the Internal Revenue Service ("IRS") or any other taxing authority will disagree with the position that the Company has taken.

If a tax position does not meet the more likely than not recognition threshold despite the Company's belief that its filing position is supportable, the benefit of that tax position is not recognized in the financial statements and the Company is required to accrue potential interest and penalties until the uncertainty is resolved. The Company believes that it has a reasonable basis for each of its filing positions and intends to defend those positions if challenged by the IRS or another taxing jurisdiction.

GAAP also requires the disclosure of the accounting policy regarding interest and penalties assessed by the IRS. The Company's policy is to expense these items when they are assessed. The Company had no such expenses for the year ended December 31, 2019.

NOTE 10: FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, accounts payable, and accrued expenses approximate their respective fair values due to the short maturities of those items. The carrying values of notes payable approximate their fair value based upon the Company's current borrowing rate of interest with similar terms and average maturities.

NOTE 11: ACQUISITION

On May 13, 2019, the Company acquired 100 percent of the assets and liabilities of Power Panel, Inc. through a merger. As a result of the merger, the Company expects to be better positioned to serve its customers and its financial needs. Based on the common ownership upon closing the transaction, the acquisition was considered a common-control transaction and was accounted for as a pooling-of-interests. Assets acquired, liabilities assumed, and operations are reported at their historical carrying amounts. Pursuant to ASC 250-10 and ASC 805-50, the transaction resulted in a change in reporting entity and was recognized retrospectively for all periods during which the entities were under common control.

NOTE 11:   ACQUISITION (CONTINUED)

The following table summarizes the historical value of assets received and liabilities assumed from Power Panel, Inc. as of the merger date.

	As of May 13, 2019
Accounts receivable	$ 7,749
Inventory	104,056
Other assets	178,427
Fixed assets, net	248,078
Intangible, net	123,229
Total assets acquired through merger	$ 661,539
Accounts payable	$ 119,618
Accrued expenses	16,134
Notes payable	5,637,450
Total liabilities acquired through merger	$ 5,773,202
Net liabilities assumed	$ (5,111,663)

NOTE 12:   GOING CONCERN

The accompanying financial statements have been prepared under the presumption that the Company will continue as a going concern. The Company has incurred negative cash flows from operations and a net loss of $1,173,738 for the year ended December 31, 2019, and has an accumulated deficit of $7,585,974 as of December 31, 2019. These factors raise substantial doubt as to the Company's ability to continue as a going concern.

Management's plans for the Company include completion of marketable prototypes, aggressive marketing of its products, improving manufacturing efficiency, and raising additional capital possibly through the sale of additional common shares. These financial statements do not reflect any adjustments that may become necessary should the Company be unable to continue as a going concern.

NOTE 13:   SUBSEQUENT EVENTS

The Company's management has evaluated subsequent events through January 13, 2021 the date the financial statements were available to be issued, and has determined, other than the following paragraph, that no such events require adjustment to, or disclosure in, the accompanying financial statements.

NOTE 13:   SUBSEQUENT EVENTS (CONTINUED)

Global efforts to contain the spread of COVID-19, often referred to as the Coronavirus, have significantly impacted many businesses and the economy. While the situation is evolving rapidly, and the full impact is not yet known, the disruption caused by the Coronavirus is affecting business and consumer activities worldwide - including disruption to major financial markets, supply chains, interruption of production, limited personnel, facility and store closures, and decreased demand from both business customers and consumers. As of January 13, 2021, the Company's management is assessing the impact on its operations, but currently the ultimate effects of COVID-19 are unknown.

RG RESOURCE TECHNOLOGIES, INC.
GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2019

	AMOUNT
Advertising and Promotion	$ 7,528
Auto and Truck	90
Bank Charges	4,284
Bad Debt	9,726
Depreciation and Amortization	17,274
Dues and Subscriptions	2,049
Education	1,740
Freight	18,224
Insurance	3,749
Maintenance	1,514
Meals and Entertainment	1,544
Office	30,856
Office Salaries	283,185
Postage and Delivery	6,683
Professional Fees	221,262
Rent	60,000
Research and Development	500,997
Taxes and Licenses	29,516
Telephone	6,150
Travel	15,532
Trade Shows	2,295
Utilities	17,362
	$ 1,241,560